

Mail Stop 3561

November 22, 2016

Fun-Ming Lo
Interim Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Rouhu District, Taipei, Taiwan (Republic of China) 11493

> **Re:** **Imperial Garden & Resort, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted October 28, 2016**
> **CIK No. 0001688470**

Dear Mr. Lo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.  Please refer to the last paragraph.  Please move the "Subject to Completion" legend to the prospectus cover page.  Please also revise so that the legend matches the language contained in Item 501(b)(10) of Regulation S-K.

Prospectus Cover Page

4.  Please refer to the first paragraph.  We note the disclosure that "[you] will not receive any proceeds from the ADSs sold by the selling shareholders."  We note that the remainder of the prospectus does not reference any selling shareholders.  Please delete or advise.

5.  Please refer to the third paragraph and the cross-reference to the risk factors section.  Please highlight this cross-reference with a prominent type or in another manner.  Refer to Item 501(b)(5) of Regulation S-K.

6.  Please refer to the chart following the fourth paragraph.  Please revise to show this information based on the total minimum and total maximum amount of the offering.  Refer to Item 501(b)(3) of Regulation S-K.

7.  Please refer to the sixth paragraph.  We note the disclosure that "if [you] do not raise the aggregate offering amount of $15,000,000, [you] will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction."  Please revise to clarify that all amounts will be promptly refunded to such investors.  Refer to Rule 10b-9 of the Securities Exchange Act of 1934.

Prospectus Summary, page 2

8.  Please refer to the introductory paragraph.  We note your disclosure that the "prospectus contains information from a report commissioned by [you] dated June, 2015, as updated from time to time, by the Cunningham Group."  Please file a consent.  Refer to Rule 436 of the Securities Act of 1933.

Our Business, page 2

9.  Please revise the prospectus summary to disclose that your auditors have issued a going concern opinion on your audited financial statements.  Please also revise to disclose your recent net losses, working capital deficit, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds.  Please also quantify your outstanding debt and disclose that some of the debt is overdue and currently under negotiation.

10. Please refer to the second paragraph.  Please revise to disclose your anticipated costs and timing to complete Phase I and Phase II of your expansion plans.  In this regard, we note your disclosure in the first risk factor on page 11 that you estimate needing approximately $200 million.  We also note your disclosure in the first full risk factor on page 20 that you estimate needing approximately 18 months to obtain the necessary licenses before construction can begin and your disclosure on page 42 regarding the timing of Phase I and Phase II.

11. Please define "IHG" the first time you use it and disclose the specific nature of your current and possible future relationship with IHG.  In this regard, we note that you have entered into a binding letter of intent with IHG pursuant to which IHG has agreed to manage the two hotels to be constructed on your site.  We further note that Phase I is expected to include a hotel under IHG's Holiday Inn brand name and Phase II includes a second hotel likely to be named under IHG's Crowne Plaza brand.  We also note that the letter of intent contemplates entering into a management contract with IHG that may include incentive management fees, license fees and technology service fees payable to IHG.

Risk Factors, page 10

12. Please revise to include a risk factor disclosing that your auditors have issued a going concern opinion on your audited financial statements.

13. We note that certain officers and shareholders have advanced funds to the company for working capital purposes.  We also note that such advanced funds are due upon demand. Please revise to include a risk factor disclosing such advances and any associated risks.

14. We note that Mr. Lo owns approximately 99.83% of your ordinary shares.  Please revise to include a risk factor disclosing his share ownership, pre and post-offering, and any risks related to his voting power and control over such a large percentage of your ordinary shares.

Accidents or injuries at our golf properties or in connection with our operations, page 20

15. We note your statement that "[a]lthough Yao-Teh purchased liability insurance against injuries caused by accidents occurred on the golf course, property insurance against damages to the properties on the premises and insurance against terrorist attacks in the past few years until June 2015…"  Please remove this mitigating language and clarify whether you currently have sufficient insurance coverage.

Servicing our debt of our Subsidiaries requires a significant amount of cash, page 25

16. Please update the information in this risk factor for your most recent interim period.

Use of Proceeds, page 32

17. We note your disclosure in the second paragraph that you intend to use the net proceeds for "business development purposes, which may include but not limited to investment in the development and construction of Phase I of the Royal Country Club Spa & Resort, the early-stage operation thereof, capital expenditures thereof, sales and marketing activities, construction of technology infrastructure, engaging architectural, entertainment and managerial professionals, capital expenditures and all other expenses and costs related to our business development." Please revise to more specifically identify and quantify the principal intended uses of the net proceeds, and provide this information assuming that you achieve: the $15 million minimum offering amount, the $50 million maximum offering amount, and one or two amounts in between this offering minimum and maximum. Refer to Item 3.C.1 of Form 20-F.

18. We note your disclosure in the first full risk factor on page 25 that your subsidiaries have a significant amount of debt. We also note your disclosure on page 72 that you have large advances from third parties. Please advise if any net proceeds will be used to retire any debt. If applicable, please revise to disclose the aggregate amount of indebtedness that will be repaid, including the interest rate and maturity date of the indebtedness. Refer to Item 3.C.4 of Form 20-F.

Business, page 51

Licenses and Permits for the Royal Country Club Spa & Resort, page 56

19. We note your disclosure in the first paragraph that you estimate that land reclassification will take approximately three months. Please reconcile with your disclosure in the first full risk factor on page 20 that such land reclassification will take approximately 18 months.

Operating Leases, page 72

20. Please revise to identify by name the referenced shareholder. Please also revise the Advances from Related Parties section in a similar manner. In addition, provide us with an analysis as to whether you are required to file the operating lease as an exhibit.

Taxation, page 97

21. Please refer to the introductory paragraph. We note that the introductory paragraph references that this section summarizes British Virgin Islands, Republic of China and United States federal income tax consequences. Republic of China tax consequences, however, have not been summarized. We also note that the last sentence of the introductory paragraph indicates that all three sections are being opined upon by legal counsel but no tax opinions have been filed as exhibits and inappropriate disclaimer language has been included in the introductory paragraph and in the United States tax consequences section. Please revise this section as applicable and file any associated tax opinions or advise.

Exhibits

22. We note your statement on page 6 that "You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus." Please file the deposit agreement.

Undertakings, page II-3

23. Please revise to include all undertakings required by Item 512 of Regulation S-K. In this regard, we note that you have not provided the undertakings required by Items 512(a)(5) or (a)(6).

Signatures, page II-4

24. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and controller or principal accounting officer. To the extent that someone has signed in more than one capacity, indicate each capacity in which he has signed. Please also revise to include the signature of your authorized representative in the United States. Refer to Instructions for Signatures on Form F-1.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc:     Jay Kaplowitz, Esq.
        Sichenzia Ross Ference Kesner LLP